UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): June 17, 2004

COMMERCE ONE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-32979	94–3392885
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

**One Market Street, Steuart Tower
Suite 1300
San Francisco, CA 94105**

(Address of principal executive offices)

Registrant's telephone number, including area code: (415) 644-8700

Not Applicable

(Former name or former address, if changed since last report.)

Item 5.   Other Events and Regulation FD Disclosure.

We are filing this Report on Form 8-K in order to inform our stockholders of a change in the deadline for submitting proposals at our 2004 Annual Meeting. We have scheduled our 2004 Annual Meeting for August 19, 2004 and the record date for stockholders who are entitled to vote at the meeting is June 28, 2004. Stockholders are entitled to present proposals for action at future meetings if they comply with our bylaws and the requirements of the proxy rules promulgated by the Securities and Exchange Commission. To be eligible for inclusion in our proxy statement that will be sent to stockholders in connection with the 2004 Annual Meeting, a stockholder proposal must be delivered to our Secretary at our principal executive offices at One Market Street, Steuart Tower, Suite 1300, San Francisco, CA 94105 no later than June 28, 2004. For a proposal that is not included in the proxy statement to be properly brought before the 2004 Annual Meeting by a stockholder, such proposal must be delivered to our Secretary at our principal executive offices no later than ten (10) calendar days following the date on which our proxy statement, containing notice of the 2004 Annual Meeting, is mailed to stockholders.

Signature

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE ONE, INC.

Dated: June 17, 2004

/s/ Beth A. Frensilli
Beth A. Frensilli
Secretary